UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               SCHEDULE 13D/A-16

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 16)

                               SPRINT CORPORATION
                                (Name of Issuer)

             PCS Common Stock--Series 1, par value $1.00 per share
                         (Title of Class of Securities)

                                   852061506
                                 (CUSIP Number)

                                 France Telecom
                                 Pierre Hilaire
                       Director of Financial Information
               6 place d'Alleray, 75505 Paris Cedex 15, France
                              Phone (33-1) 44-44-22-22
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 20, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                France Telecom
                IRS Identification Number:  N/A

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a)     [  ]
                                        (b)     [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
                NA

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)      [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
                France

         NUMBER OF              7       SOLE VOTING POWER
           SHARES                                0
        BENEFICALLY
          OWNED BY              8       SHARED VOTING POWER
           EACH                                  0
         REPORTING
        PERSON WITH             9       SOLE DISPOSITIVE POWER
                                                 0

                                10      SHARED DISPOSITIVE POWER
                                                 0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                        [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        N/A

14      TYPE OF REPORTING PERSON*
                        CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 16 (this "Amendment") amends and supplements the
Schedule 13D filed on February 12, 1996, as amended by Amendment No. 1 to the
Schedule 13D filed on May 6, 1996, Amendment No. 2 to the Schedule 13D filed on May 28, 1998, Amendment No. 3 to the Schedule 13D filed on December 1, 1998, Amendment No. 4 to the Schedule 13D filed on February 12, 1999, Amendment No. 5 to the Schedule 13D filed on February 24, 1999, Amendment No. 6 to the Schedule 13D filed on April 1, 1999, Amendment No. 7 to the Schedule 13D filed on July 6, 1999, Amendment No. 8 to the Schedule 13D filed on October 8, 1999, Amendment No. 9 to the Schedule 13D filed on January 10, 2000, Amendment No. 10 to the
Schedule 13D filed on January 25, 2000, Amendment No. 11 to the Schedule 13D filed on February 21, 2001, Amendment No. 12 to the Schedule 13D filed on June 7, 2001, Amendment No. 13 to the Schedule 13D filed on August 14, 2001, Amendment No. 14 to the Schedule 13D filed on August 21, 2001 and Amendment No. 15 to the Schedule 13D filed on December 21, 2001 (as amended and supplemented, the "Schedule 13D"), of Deutsche Telekom AG ("DT") and France Telecom ("FT"), with respect to the PCS Common Stock - Series 1, par value $1.00 per share (the "Series 1 PCS Common Stock"), of Sprint Corporation, a Kansas corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D, as previously amended and supplemented.

         Insofar as FT has ceased to beneficially own any Series 1 PCS Common Stock of the Issuer, from and after the date hereof FT has no further filing obligation under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the equity securities of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND

         Numbered paragraph 2 of Item 2 to the Schedule 13D is amended and supplemented by adding the following at the end thereof:

         Information regarding the directors and executive officers of FT is set forth on Schedule II attached hereto and such Schedule is incorporated herein by reference. Except as set forth on Schedule II, all of the directors and executive officers of FT are citizens of France. During the last five years, neither FT, nor, to the best knowledge of FT, any person named on Schedule II, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial administrative body of competent jurisdiction as a result of which proceeding it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a-b) On June 20, 2003, FT ceased to be the beneficial owner of any shares of Series 1 PCS Common Stock of the Issuer.

(c) On June 20, 2003, pursuant to the Secondary Block Trade Agreement, FT sold 56,000,032 shares of Series 1 PCS Common Stock to UBS Securities LLC at a net price of US$5.89 per share for a total consideration of US$329,840,188.00. The Secondary Block Trade Agreement, which is attached hereto as Exhibit 1, is incorporated herein by reference.

     Except as disclosed above, neither FT, nor, to the best knowledge of FT, any of the persons listed in Schedule II hereto, effected any transaction in PCS Common Stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) On June 20, 2003, FT ceased to be the beneficial owner of any shares of Series 1 PCS Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Item 6 is hereby amended and supplemented by incorporating by reference in its entirety the first paragraph of Item 5(c) above.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

        Item 7 is hereby amended and supplemented to include the following
Exhibit 1 attached hereto:

      Exhibit 1 Secondary Block Trade Agreement, dated June 20, 2003, between UBS Securities LLC and France Telecom.

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 20, 2003                   FRANCE TELECOM


                                        By:/s/ Pierre Hilaire
                                           -------------------------------------
                                        Name:  Pierre Hilaire
                                        Title: Director of Financial Information

                                                                     Schedule II

               Directors and Executive Officers of France Telecom

         The following table sets forth the directors and executive officers of France Telecom, and their principal occupation or employment. The business address of all such persons for purposes of this Schedule 13D is France Telecom, 6 place d'Alleray, 75505 Paris Cedex 15, France.

Board of Directors
------------------
Thierry Breton
Chairman and Chief Executive Officer

Bernard Dufau
Strategic Consultant, IBM Corporation

Arnaud Lagardere
Manager of Lagardere SCA, Chairman of Lagardere Media and Lagardere Active

Henri Martre
Honorary Chairman, Aerospatiale

Stephane Richard
Chairman of Supervisory Board, Nexity

Marcel Roulet
Chairman, Paul Delouvrier Associations

Jean Simonin
Director

Alain Costes
Director of Technology, Ministry of Research

Pierre-Mathieu Duhamel
Director of Finance, Ministry of the Economy, Finance and Industry

Yannick d'Escatha
Chairman, CNES

Pierre Gadonneix
Chairman, Gaz de France

Jean-Pierre Jouyet
Director of the Treasury, Ministry of the Economy, Finance and Industry

Jacques de Larosiere
Advisor, BNP-Paribas

Henri Serres
Director of Information Systems Security, Secretariat General of National
Defense

Alain Baron
Employee of France Telecom

Rene Dupuy
Employee of France Telecom

Monique Biot
Employee of France Telecom

Michel Bonneau
Employee of France Telecom

Michelle Brisson-Autret
Employee of France Telecom

Jean-Claude Desrayaud
Employee of France Telecom

Jean-Michel Gaveau
Employee of France Telecom

Executive Officers
------------------
Thierry Breton
Chairman and Chief Executive Officer

Frank E. Dangeard
Senior Executive Vice President, Financial Balancing and Value Added Program

Barbara Dalibard
Senior Executive Vice President, Large Business Division

Jean-Yves Gouiffes
Senior Executive Vice President, Fixed-Line Division and Distribution Division, France

Jean-Philippe Vanot
Senior Executive Vice President, Network and Operators Division

Jean-Paul Cottet
Senior Executive Vice President, Information Systems, and Senior Executive Vice President, International Division

Solomon Trujillo
Senior Executive Vice President, Orange

Olivier Sichel
Senior Executive Vice President, Wanadoo

Michel Combes
Senior Executive Vice President and Chief Financial Officer, Finance Division

Bernard Bresson
Executive Vice President, Human Resources; Interim Director of the Human Resources Development and Optimization Program

Michel Davancens
Senior Executive Vice President, Animation Group and Management Network
Evaluation

Jacques Champeaux
Senior Executive Vice President, Secretarit General

Jean-Jacques Damlamian
Senior Executive Vice President, Technology and Innovation Division

Marc Meyer
Senior Executive Vice President, Corporate Communications

Louis-Pierre Wenes
Senior Executive Vice President, Purchasing and Performance Amelioration
Division